FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

Tuesday, June 10, 2014

MONTEVIDEO, URUGUAY —

New Bonds Offering

The Oriental Republic of Uruguay (“Uruguay”) announced today the commencement of a global offering (the “New Bonds Offering”) of a series of global bonds due 2050 to be denominated in U.S. dollars (the “New Bonds”). HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC will serve as Joint Bookrunners for the New Bonds Offering.

The New Bonds Offering is being made only by means of a prospectus supplement and accompanying base prospectus under Uruguay’s registration statement filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933. Copies of the prospectus supplement and prospectus for the New Bonds Offering may be obtained by contacting HSBC Securities (USA) Inc. or J.P. Morgan Securities LLC at the numbers listed below.

Uruguay intends to use the net proceeds of the sale of the New Bonds for general purposes of the government, including financial investment and the refinancing, repurchase or retiring of domestic and external indebtedness, and will use a portion of such net proceeds for liability management transactions, including the payment of the purchase price for Old Bonds (as defined below) if any are acquired pursuant to the terms and subject to the conditions contained in the Offer to Purchase (as defined below).

Application will be made to have the New Bonds admitted to the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Uruguay also announced today the commencement of an offer to purchase for cash (the “Tender Offer”) bonds of each series listed in the table below (the “Fixed Price Bonds” and the “Fixed Spread Bonds”, which are collectively referred to herein as, the “Old Bonds” and each Old Bond, a “series” of Old Bonds) for an aggregate amount of Old Bonds that will not result in the aggregate purchase price to be paid for all Old Bonds tendered and accepted for purchase pursuant to the Tender Offer (the “Aggregate Purchase Price”) exceeding a maximum purchase amount to be determined by Uruguay in its sole discretion (the “Maximum Purchase Amount”). The terms and conditions of the Tender Offer are set forth in the Offer to Purchase, dated Tuesday, June 10, 2014 (the “Offer to Purchase”).

The Tender Offer is not conditioned upon any minimum participation of any series of Old Bonds but is conditioned on the offering and pricing on the date hereof (but not the closing) of the New Bonds in an amount, with pricing and on terms and conditions acceptable to Uruguay in its sole discretion.

The tender period (the “Tender Period”) will commence at 8:00 a.m., New York time, on Tuesday, June 10, 2014 and expire at 4:00 p.m., New York time, on the same day unless extended or earlier terminated. The settlement of the Tender Offer is scheduled to occur on Tuesday, June 17, 2014 (the “Tender Offer Settlement Date”). The purchase price to be paid for the Old Bonds of each series tendered and accepted pursuant to the Tender Offer will be (a) in the case of the Fixed Price Bonds, the fixed price indicated in the table below and (b) in the case of the Fixed Spread Bonds, a purchase price to be determined in accordance with the procedures set forth in the Offer to Purchase using the fixed spread specified for the Fixed Spread Bonds in the table below (the “Purchase Price”). Holders of the Old Bonds participating in the Tender Offer will also receive any accrued and unpaid interest (the “Accrued Interest”) on their Old Bonds up to (but excluding) the Tender Offer Settlement Date.

Fixed Price Bonds	Outstanding Principal Amount as of Monday, June 9, 2014	ISIN	CUSIP	Common Code	Purchase Price (per US$1,000 Principal Amount)	Purchase Price (%)
7.500% Global Bonds due 2015 (“2015 Bonds”)	US$ 165,388,418.00	US917288AZ56	917288AZ5	016713805	US$1,055.00	105.50%
9.250% Global Bonds due 2017 (“2017 Bonds”)	US$ 53,190,000.00	US760942AR33	760942AR3	021983462	US$1,220.00	122.00%
8.000% Global Bonds due 2022 (“2022 Bonds”)	US$ 668,038,172.00	US917288BC52	917288BC5	023617129	US$1,325.00	132.50%
6.875% Global Bonds due 2025 (“2025 Bonds”)	US$ 238,693,605.00	US760942AX01	760942AX0	045490688	US$1,245.00	124.50%
7.875% Global Bonds due 2033 (“2033 Bonds”)	US$ 1,066,269,971.50	US917288BA96	917288BA9	016713813	US$1,385.00	138.50%
7.625% Global Bonds due 2036 (“2036 Bonds”)	US$ 1,407,867,317.00	US760942AS16	760942AS1	024873811	US$1,375.00	137.50%

Fixed Spread Bonds	Outstanding Principal Amount as of Monday, June 9, 2014	ISIN	CUSIP	Common Code	Reference U.S. Treasury Security(1)	Bloomberg Screen	Fixed Spread (Basis Points)	Hypothetical Purchase Price (per US$1,000 principal amount)(2)
4.125% Global Bonds due 2045 (“2045 Bonds”)	US$ 854,123,188.00	US760942AY83	760942AY8	085705113	3.625% due February 15, 2044	PX1	143	US$883.75

(1)The Dealer Managers (as defined below) will establish the U.S. Treasury Rate using the bid-side price of the UST 3.625% due February 15, 2044 on the Bloomberg Screen (set forth above) at or around the pricing of the New Bonds. The Purchase Price for the 2045 Bonds and the yield for the New Bonds will be calculated by reference to the UST 3.625% due February 15, 2044.

(2)The Hypothetical Purchase Price for the Fixed Spread Bonds has been calculated using the bid-side price of the UST 3.625% due February 15, 2044 on the Bloomberg Screen at 4:30 p.m., EST, on June 9, 2014.

During the Tender Period, a holder of Old Bonds may place orders to tender Old Bonds (“Tender Orders”) only through either of the Dealer Managers. Holders will NOT be able to submit tenders through Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme or the Depository Trust Company (“DTC”). If a holder does not have an account with either Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses. HSBC Securities (USA) Inc., as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and, upon instruction of Uruguay, accept Old Bonds for purchase pursuant to the Tender Offer, subject to proration as described in the Offer to Purchase, prior to 8:00 a.m., New York time, on Wednesday, June 11, 2014 or as soon as possible thereafter. Each of Uruguay and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept any or all Tender Orders and to terminate the Tender Offer for any reason. Tender Orders by a holder of each series of Old Bonds must be of principal amounts of at least US$100,000 and integral multiples of US$1.00 or US$1,000 in excess thereof, as the case may be depending on the minimum denominations of each series of Old Bonds (“Permitted Tender Amounts”).

There is no letter of transmittal for the Tender Offer. Old Bonds held through DTC must be delivered to any of the Dealer Managers for settlement no later than 3:00 p.m., New York time, on the Tender Offer Settlement Date. Failure to deliver Old Bonds on time may result (i) in the cancellation of the relevant holder’s Tender Order and in such holder becoming liable for any damages resulting from that failure and (ii) in the case of Preferred Tenders (as defined below), cancellation of any allocation of New Bonds in the New Bonds Offering in respect of a holder’s related order for New Bonds. Holders will not have withdrawal rights with respect to any tenders of Old Bonds in the Tender Offer. Old Bonds accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivering Bank on the Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities (i.e., a “desk to desk” or “broker to broker” trade).

To the extent the Aggregate Purchase Price would exceed the Maximum Purchase Amount and proration occurs, preference will be given to Tender Orders submitted by holders who place firm orders for New Bonds prior to the pricing of the New Bonds Offering (“Preferred Tenders”). Such priority will apply, for each Preferred Tender, with respect to an amount of Tender Orders having a Purchase Price equal to the amount of New Bonds ordered by such holder, subject to certain limits.

All Old Bonds that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank. Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Bonds validly tendered and accepted. Uruguay will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Bonds tendered in the Tender Offer. The Billing and Delivering Bank shall not be liable for payments to any holder of Old Bonds validly tendered and accepted for purchase if such holder fails to deliver such Old Bonds on or prior to the settlement of the Tender Offer as described in the Offer to Purchase. The Billing and Delivery Bank shall only have the obligation to sell to Uruguay the Old Bonds validly tendered and accepted for purchase that the Billing and Delivery Bank has actually received pursuant to the Offer to Purchase on the date of settlement of the Tender Offer. Tender Orders that are not for Permitted Tender Amounts will not be accepted.

The Tender Offer is subject to Uruguay’s right, at its sole discretion and subject to applicable law, to instruct the Billing and Delivering Bank to extend, terminate, withdraw, or amend the Tender Offer at any time. Each of Uruguay and the Billing and Delivering Bank and the Dealer Managers reserves the right, in the sole discretion of each of them, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at www.bondcom.com/rou or obtained from the Information Agent, Bondholder Communications Group, LLC in New York, 30 Broad Street, 46th floor, New York, New York 10004 (Tel. +1 212 809 2663) Attention: Rita Upton (e-mail:  rupton@bondcom.com, in London, 28 Throgmorton London EC2N 2AN (Tel. +44 (0) 20 7382 4580), or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

HSBC Securities (USA) Inc.	J.P. Morgan Securities LLC
452 Fifth Avenue	383 Madison Avenue
New York, New York 10018	New York, New York 10179
United States of America	United States of America
Attention: Global Liability Management Group	Attention: Latin America Debt Capital Markets
Collect: (888) HSBC-4LM	Collect: (212) 834-2874
Toll-free: (212) 525-5552	Toll-free: (866) 846-2874

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

Uruguay has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the New Bonds Offering and the issuance of New Bonds. Before you invest, you should read the prospectus in that registration statement and other documents Uruguay has filed with the SEC for more complete information about Uruguay and such offerings. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Managers, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the preliminary pricing supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

The following additional information of Uruguay is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000090342314000360/roa424b3_0609.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342314000359/rou-18k_0609.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000412/repofur-sb_0710.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000434/repofur-sb_0729.htm

Contact information:	Bondholder Communications Group, LLC
Attention: Rita Upton
30 Broad Street, 46th floor
New York, NY 10004
Tel. +1 212 809 2663
rupton@bondcom.com
In London: 28 Throgmorton St.,

London EC2N 2AN
Tel: +44 20 7382 4580
website: www.bondcom.com/rou

Important Notice

The distribution of materials relating to the New Bonds Offering or the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

The New Bonds are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the New Bonds. A public offering of the securities in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

The New Bonds are being offered and sold only to Accredited Investors (as defined in the Securities Industry Regulations, 2012) and will be subject to the resale restrictions contained in Regulation 117. As a condition of the purchase of the New Bonds, each purchaser will be required to attest to the purchaser’s status as an Accredited Investor acknowledging that the securities purchased are subject to restrictions on resale.

The New Bonds Offering and the Tender Offer do not constitute public offerings within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The Tender Offer will not constitute a public offering within the meaning of Article 3, §2 of the Prospectus Law nor pursuant to Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The New Bonds Offering and the Tender Offer will be exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the New Bonds Offering (has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). The New Bonds Offering as well as the New Bonds Offering materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the New Notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to Uruguay; neither the Tender Offer nor the New Notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the New Notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired New Notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. The other legal entities referred to in Articles L. 341-2 1° and D. 341-1 of the French Code monétaire et financier are eligible to participate in the Tender Offer. The Tender Offer has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financier.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

In Italy, this announcement is only being distributed to and is only directed at, and the prospectus supplement and the Offer to Purchase documents may only be distributed, directly or indirectly, to qualified investors.

In Luxembourg, this announcement has been prepared on the basis that the New Bond Offering and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

In the Netherlands, the New Bonds may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Neither the communication of this announcement nor any other offer material relating to the New Bonds Offering and the Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.